Exhibit 2

[Informal English Translation]

Resolution Adopted by the Board of Directors
Haiku Capital Ltd. (the "Company")
Registration number 51-378320-9
January 29, 2006

Resolved:

The Board of Directors hereby appoints Mr. Sheer Roichman, identification number 027752096, to sign on behalf of the Company, and Mr. Sheer Roichman's signature, together with the Company's stamp or its printed name, will bind the Company in all respects.